Filed by Northern Orion Resources Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Orion Resources Inc.
Commission File Number: 001-31927
Date: August 13, 2007

Suite 250, 1075 West Georgia Street Vancouver, BC, Canada V6E 3C9 www.northernorion.com
NEWS RELEASE

August 13, 2007	NNO – TSX
NTO – AMEX

ISS RECOMMENDS SHAREHOLDERS VOTE FOR
THE NORTHERN ORION – YAMANA BUSINESS COMBINATION

NORTHERN ORION RESOURCES INC. (TSX: NNO) is pleased to announce that Institutional Shareholder Services (“ISS Canada”), Canada’s leading independent proxy advisory firm, has recommended that its clients, including investment firms, pension funds, mutual funds and other fiduciaries throughout Canada, the U.S. and the world, vote FOR the previously announced proposed business combination with Yamana Gold Inc. (“Yamana”) at the upcoming Special Meeting of Northern Orion Shareholders to be held on August 22, 2007.

In making its recommendation, ISS Canada said that approval for the arrangement would allow Northern Orion shareholders to realize the share price premium provided by the arrangement.

“We are very pleased that, after an independent and comprehensive review of the business combination, ISS Canada has recommended that Northern Orion Shareholders vote FOR the combination”, said David Cohen, President and CEO of Northern Orion. “The ISS Canada recommendation is consistent with the recommendation of our board of directors based on the fairness opinions provided by our financial advisors. We continue to urge our shareholders to vote FOR the Northern Orion–Yamana business combination which would enable our shareholders to move one step closer to participating in a combined company which we believe will be one of the strongest in the intermediate gold producer category”.

Shareholders with questions on how to vote their shares FOR the proposed business combination may call the Company’s proxy solicitors as follows:

Kingsdale Shareholder Services Inc.
In Northern America toll free: 1-800-775-5159
Outside North America, banks and brokers: 1-416-867-2272

Shareholders are reminded that the deadline for receiving proxies is 10:00am Pacific time on August 20, 2007.

“David Cohen”
David Cohen, President and CEO

For further information, please contact:

Investor Relations
1-866-608-9970
Email: info@northernorion.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking information” under applicable Canadian and United States securities laws concerning the proposed transaction between Yamana and Northern Orion. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which forward-looking statements related to the proposed business combination of Northern Orion and Yamana include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transaction between Yamana and Northern Orion and the conditions to the Yamana offer for Meridian will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Northern Orion and there is no assurance they will prove to be correct. Northern Orion is under no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance of forward-looking statements.